SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: March 2, 2005	By:	/s/ Nancy C. Gardner

8 February 2005.

Reuters: Instinet Group Announces Fourth Quarter And 2004 Results

London – Instinet Group Incorporated (NASDAQ:INGP), the electronic brokerage in which Reuters Group had a 62% stake at 31 December 2004, published its results for the twelve months ended 31 December 2004 on 4 February 2005.

These results were published in US dollars and under US GAAP. Reuters is taking this opportunity to state Instinet Group’s results for the twelve months to 31 December 2004 in sterling and under UK GAAP.

Reconciliation of Instinet results for the twelve months to 31 December 2004

The following is a reconciliation of the unaudited results for the twelve months to 31 December 2004 under US GAAP as released by Instinet Group to the numbers that will be reported by Reuters under UK GAAP. Comparative numbers for the year to 31 December 2003 are also shown.

Unaudited		Revenue	Profit/(loss) after taxation
	Year to 31 December		Year to 31 December
	2004	2003 restated*	2004	2003
	(pound)m	(pound)m	(pound)m	(pound)m
Per Instinet Group's results - US GAAP (US$m)	1,187	1,156	54	(74)
Adjustments to UK GAAP
- Soft dollar commission	(215)	(212)	--	--
- Interest	(7)	(11)	--	--
- Investments / impairments	--	9	21	5
- Amortisation of intangibles	--	--	3	5
- Stock compensation	--	--	(2)	1
- Restructuring	--	--	(3)	6
- Tax	--	--	(9)	(17)
- Other, including currency translation	--	--	--	3

Instinet Group's results - UK GAAP (US$m)	965	942	64	(71)

Instinet Group's results - UK GAAP ((pound)m)	530	578	35	(43)

Exchange rates of US$1.82/£1.00 and US$1.63/£1.00 have been used, being the average rates for the twelve months to 31 December 2004 and the twelve months to 31 December 2003 respectively.

*Following recently issued Securities and Exchange Commission guidance, 2003 revenue has been restated to reflect the grossing up of transaction-related regulatory fees within transaction revenue and brokerage, clearing and exchange fees. These fees had previously been recorded as a reduction in the corresponding transaction revenue and shown on a net basis. For the years ended 31 December 2004 and 31 December 2003, the regulatory fee expenses were $53 million and $61 million, respectively. This adjustment has no impact on profit/(loss) after taxation.

Explanation of adjustments

Revenue

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollars, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet Group’s commission recapture services. Under US GAAP, Instinet Group reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP, these revenues and costs are not grossed up but are netted against each other.

The other 2004 revenue adjustment relates to net interest income, which is not reported as revenue under UK GAAP.

Instinet Group included various items related to investments within revenue in 2003, but in 2004 reclassified these as a component of total expenses. These items are not reported as revenue under UK GAAP, and are reconciling items in 2003 only.

Profit/(loss) after taxation / net income/(loss)

Adjustments to net profit/(loss) after taxation include the reversal of mark-to-market adjustments, profits and losses on disposal of investments based on historical cost, reversal of amortisation of intangible assets, impairment of investments held at the balance sheet date, stock based compensation costs, restructuring charges, currency translation differences and the tax impact of these adjustments.

Instinet’s statement is below and the full press release, including financial tables, can be found in the earnings release section on Instinet Group’s Investor Relations site at www.instinetgroup.com.

INSTINET GROUP ANNOUNCES FOURTH QUARTER AND 2004 EARNINGS

NEW YORK, February 4, 2005 – Instinet Group Incorporated (Nasdaq: INGP) today announced net income of $19 million or $0.06 per share for the fourth quarter of 2004 compared to a net loss of $38 million or $(0.12) per share for the fourth quarter of 2003 and net income of $8 million or $0.02 per share for the third quarter of 2004. The fourth quarter 2004 results included an $11 million investment gain, partially offset by $7 million in severance expense and net fixed asset expenses of $1 million. Excluding these items and the related tax effect, pro forma net income for the fourth quarter of 2004 was $15 million, or $0.04 per share compared to pro forma net income of $5 million or $0.01 per share for the fourth quarter of 2003 and pro forma net income of $4 million, or $0.01 per share for the third quarter of 2004.1

For the year ended December 31, 2004, net income was $54 million, or $0.16 per share, compared to a net loss of $74 million or $(0.22) per share for the year ended December 31, 2003. Excluding severance charges, investment gains and losses, contractual settlements, insurance recoveries and net fixed asset expenses, pro forma operating earnings per share for 2004 was $0.12 compared to $0.00 in 2003. (1)

Edward J. Nicoll, Chief Executive Officer of Instinet Group, commented, “This quarter, Instinet Group posted its fourth consecutive quarter of profitability, and for the first time since 2001, Instinet Group recognized a full year profit. Instinet Group’s businesses now have a cohesive strategy, talented and focused management teams, technologically sophisticated products and services, and customer-facing teams dedicated to offering the best service in the industry. While our profitability is a significant achievement given the competitive pressures of our industry, we remain committed to bringing down our fixed costs throughout the coming year.”

(1 The comparative quarters also exclude restructuring charges and goodwill and intangible asset impairment. See table titled “Reconciliation of Pro Forma Operating Results for 4Q04” on our website at www.investor.instinetgroup.com under the heading “Earnings Releases – Financial Tables)

Forward-looking statements

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2003 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Contacts

Press

Yvonne Diaz
Tel: +44 20 7542 2615
yvonne.diaz@reuters.com

Investors

Miriam McKay
Tel: +44 20 7542 7057
miriam.mckay@reuters.com

Notes to Editors

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. As of June 2004, Reuters has 14,700 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making us the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Reuters Group PLC

2.     Name of shareholder having a major interest

Legal & General Investment Management

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As in 2.

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Limited various accounts

5.     Number of shares / amount of stock acquired

N/A

6.     Percentage of issued class

N/A

7.     Number of shares / amount of stock disposed

N/A

8.     Percentage of issued class

N/A

9. Class of security

Ordinary 25p shares

10. Date of transaction

Not advised

11.     Date company informed

21 February 2005

12.     Total holding following this notification

58,006,887

13.     Total percentage holding of issued class following this notification

4.05%

14.     Any additional information

None

15.     Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of notification

22 February 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Reuters Group PLC

2.     Name of shareholder having a major interest

Barclays PLC

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Not applicable

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various

5.     Number of shares / amount of stock acquired

Not advised

6.     Percentage of issued class

Not advised

7.     Number of shares / amount of stock disposed

Not advised

8.     Percentage of issued class

Not advised

9. Class of security

Ordinary 25p shares

10. Date of transaction

Not advised

11.     Date company informed

24 February 2005

12.     Total holding following this notification

53,902,608

13.     Total percentage holding of issued class following this notification

3.75%

14.     Any additional information

15.     Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of notification

24 February 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.